UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 22, 2025, Li Bang International Corporation Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors for a private placement offering (the “Private Placement”) of an aggregate of 120,000,000 class A ordinary shares of the Company, par value US$0.0001 per share, at the subscription price of US$0.25 per share. The Private Placement is expected to close on or about December 22, 2025, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement.

The foregoing description of the Securities Purchase Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of the Securities Purchase Agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

This report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772) filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report of foreign private issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Title

10.1	Form of the Securities Purchase Agreement dated December 22, 2025 between the Company and certain investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: December 29, 2025	By:	/s/ Huang Feng
	Name:	Huang Feng
	Title:	Chief Executive Officer

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